SO
3-11-04

04001780

[redacted]TED STATES
[redacted] EXCHANGE COMMISSION
[redacted]gton, D.C. 20549

VP 3-4-04

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PROCESSED
MAR 19 2004
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRUSTMARK INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

229 Ward Circle, Suite C-22
(No. and Street)

Brentwood (City) TN (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darryl L. Edmonds (615) 377-1177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

150 Fourth Avenue, North Suite 2150 (Address) Nashville (City) TN (State) 37219 (Zip Code)

RECD S.E.C.
FEB 26 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darryl L. Edmonds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustMark Investments, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not required
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Financial Statements and Supplementary Data

December 31, 2003

(With Independent Auditor's Report Thereon)

MAGGART & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NASHVILLE, TENNESSEE

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Table of Contents

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
TrustMark Investments, Inc.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of TrustMark Investments, Inc. (a wholly-owned subsidiary of TrustMark Financial, Inc.) as of December 31, 2003, and the related statements of income, changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Evidence to support eventual collection and thus the effect on the valuation of the amount due from parent company could not be obtained. As a result, we were unable to satisfy ourselves regarding the ultimate collectibility of the amount due from parent company of $126,232.

In our opinion, except for the effects of such adjustments, if any, as might have been determined if corroborating evidence were obtained to support the value assigned to the amount due from parent company, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of TrustMark Investments, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental Schedules 1 through 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
January 22, 2004

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Statement of Financial Condition

December 31, 2003

Assets

Cash	$	181,705
Deposit with clearing organization		50,000
Receivable from fund companies and clearing organization		62,070
Due from parent company		126,232
Total assets	$	420,007

Liabilities and Stockholder's Equity

Payable to registered representatives	$	44,954
Total liabilities		44,954
Stockholder's equity:		
Common stock (no par value). Authorized 2,000 shares, issued and outstanding 10 shares		1,000
Additional paid-in capital		7,325
Retained earnings		366,728
Total stockholder's equity		375,053
Total liabilities and stockholder's equity	$	420,007

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Statement of Income

For the Year Ended December 31, 2003

Revenues:	
Commissions	$ 1,322,243
Interest	3,937
Total revenues	1,326,180
Operating expenses:	
Commission expense	768,164
Salaries and benefits	292,029
Insurance	50,368
Professional fees	46,023
Telephone	8,024
Taxes and licenses	12,532
Office supplies and expense	75,876
Clearance fees	91,793
Penalties and interest	113
Total operating expenses	1,344,922
Loss before benefit from income taxes	(18,742)
Benefit from income taxes	822
Loss	$ (17,920)

The accompanying notes are an integral part of these financial statements.

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2002	$ 1,000	7,325	384,648	392,973
Loss	-	-	(17,920)	(17,920)
Balance at December 31, 2003	$ 1,000	7,325	366,728	375,053

The accompanying notes are an integral part of these financial statements.

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Statement of Changes in Subordinated Liabilities

For the Year Ended December 31, 2003

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2003

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Loss		$ (17,920)
Adjustments to reconcile loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from fund companies and clearing organization	$ (7,376)	
Decrease in payable to registered representatives	(61,646)	
Increase in due from parent company	(822)	
Total adjustments		(69,844)
Net cash used in operating activities		(87,764)
Cash flows from investing activities:		
Decrease in due from parent company	164,841	
Net cash provided by investing activities		164,841
Net increase in cash and cash equivalents		77,077
Cash and cash equivalents at beginning of year		104,628
Cash and cash equivalents at end of year		$ 181,705

The accompanying notes are an integral part of these financial statements.

(1) *Organization*

TrustMark Investments, Inc. is a wholly-owned subsidiary of TrustMark Financial, Inc. and is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution.

(2) *Summary of Significant Accounting Policies*

(a) *Cash and Cash Equivalents*

For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality.

(b) *Revenue Recognition*

The Company recognizes commission income on a trade date basis.

(c) *Income Taxes*

The Company files consolidated federal and state income tax returns with its parent company and other subsidiaries. The policy of the Company's parent is to charge or credit the Company with an amount equivalent to federal and state income taxes on a separate return basis.

(d) *Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) *Advertising Costs*

Advertising costs are expensed as incurred.

(3) ***Net Capital Requirements and Other Restrictions***

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum capital equal to $50,000. At December 31, 2003, the Company had net capital as defined of $248,791.

During the year ended December 31, 2000, the Company entered into an agreement for clearing services with a broker-dealer registered with the Securities and Exchange Commission. In accordance with the agreement between these parties, a $50,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition. In addition, the clearing agreement established a minimum capital requirement of $100,000 to be maintained by the Company.

(4) ***Due from Parent Company***

The advances of $126,232 at December 31, 2003 represent unsecured non-interest bearing advances made to its 100% shareholder. The account is used for clearing of expense allocation between the Company and its affiliates. In addition, the account balance at December 31, 2003 includes an amount of $822 which represents the current year income tax benefit attributable to the Company. Evidence to support eventual collection and thus the effect on the value of the amount due from parent company could not be obtained. As a result, we were unable to satisfy ourselves regarding the valuation of the amount due from parent company.

(5) ***Related Party Transactions***

Substantially all expenses of the Company, except commission expense and clearing charges represent allocations of such expenses from its parent company. The allocation is determined by management of the parent company. Expenses allocated to the Company for the year ended December 31, 2003, were approximately $392,000. Included within the current year allocation associated with salaries and benefits is an amount of $74,528 that represents salaries of the parent company's directors. Current year advertising costs of $4,198, as allocated to the Company, were included in the expense category of office supplies and expense.

(6) ***Benefit from Income Taxes***

The benefit from income taxes at December 31, 2003 consists of the following:

Federal income tax benefit	$ 672
State income tax benefit	150
Total income tax benefit	$ 822

(7) Receivable from Fund Companies and Clearing Organization and Payable to Registered Representatives

Amounts receivable from fund companies and clearing organization and payable to registered representatives at December 31, 2003, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 62,070	44,954

(8) Expanded Services

In the previous year, the Company entered into an expanded services program agreement with a Tennessee financial institution ("Bank") along with the Company's parent and several of the parent's other subsidiaries. In accordance with the agreement, the Bank would allow the Company and affiliates to provide certain nonproprietary nondeposit products and various investment services to customers of the Bank. In conjunction with this agreement, the Bank would share in the commissions recognized through provision of these services. During the current year, the commission revenues recognized under this agreement totaled $20,108 with related commission expense of $2,967 associated with the Bank. During the current year, the Company's president served on the Bank's board of directors.

(9) Subsequent Event

Effective January 1, 2004, the Company changed its name to TrustCore Investments, Inc. This change was undertaken due to the preponderance of other firms in the financial industry with names similar to TrustMark. The change in corporate name provides stronger ownership of the name on the national level as well as eliminating the potential for confusion in the future. This name change was applied to the parent company and all subsidiaries.

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Computation of Net Capital

December 31, 2003

Total stockholder's equity	$ 375,053
Less nonallowable assets and haircuts:	
Receivable from fund companies and clearing organization, outstanding greater than 30 days	30
Advances - related party	126,232
Total nonallowable assets and haircuts	126,262
Net capital	248,791
Net capital required	50,000
Excess net capital	$ 198,791

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2003

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

<u>*Schedule 3*</u>

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

December 31, 2003

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2003

A reconciliation of the net capital computed with the computation of net capital on the December 31, 2003 Focus Report - Part IIA is shown below:

Net capital computed on Schedule 1 and as computed on the Company's Focus Report - Part IIA (unaudited) at December 31, 2003	$ 248,791

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

Schedule 5

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2003

Not Applicable

TRUSTMARK INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustMark Financial, Inc.)

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2003

None

TRUSTCORE
FINANCIAL, INC.

229 WARD CIRCLE, SUITE C-22
BRENTWOOD, TENNESSEE 37027-7518
(615) 377-1177
FAX (615) 371-1941
www.trustcore.com

February 24, 2004

National Association of Securities Dealers, Inc.
9509 Key West Avenue
Rockville, MD 20850

Re: TrustCore Investments, Inc.
SEC #: 8-32152
NASD #: 15423

Dear Sirs:

Enclosed is an original copy, including all appropriate supplements of the Audit Report for the period January 1, 2003 to December 31, 2003 .

TrustCore Investments Inc., is not subject to and/or exempt from the following requirements:

Computation for determination of reserve requirements pursuant to Rule 15c3-3 under Section K (2)(ii).

Information relating to the possession or control requirements under Rule 15c3-3 under Section K (2)(ii).

Sincerely,

TRUSTCORE INVESTMENTS, INC.

Darryl L. Edmonds, CFP®
Financial and Operations Principal

DLE/lgm

Enclosures
cc: SEC, States

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Independent Auditors Report on Internal Control

To the Board of Directors
TrustMark Investments, Inc.
Brentwood, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of TrustMark Investments, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Maggart & Associates, P.C.

MAGGART & ASSOCIATES, P.C.

Nashville, Tennessee
January 22, 2004